Exhibit 99.3

1 D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. (D-MARKET ELECTRONIC SERVICES AND TRADING) EXPLANATORY NOTES ON THE AGENDA AND INFORMATION ABOUT THE ANNUAL GENERAL ASSEMBLY OF THE SHAREHOLDERS OF D-MARKET TO BE HELD ON SEPTEMBER 15, 2025 Shareholders in D-Market Elektronik Hizmetler ve Ticaret A.Ş. (the “Company”) are invited to attend the Annual General Assembly Meeting of Shareholders (the “General Assembly”) for, and with respect to, the financial year 2024, to be held on September 15, 2025, at 11.00 (local time) at Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No:12 Trump Towers Tower No:2 Floor:2 Şişli/İstanbul, the Republic of Türkiye. Agenda of the General Assembly and Other Information 1. Opening of the General Assembly and election of the General Assembly Chairmanship The General Assembly Chairmanship shall be elected by the Company’s shareholders as set forth by the Regulation on the Principles and Procedures for General Assembly Meetings of Joint Stock Companies and the Representatives of the Ministry Attending Such Meetings (the “Regulation”) issued under the Turkish Commercial Code No: 6102 (the “TCC”), as well as Articles of Association and the Internal Directive on the Working Principles of the General Assembly of the Company. 2. Authorization of the General Assembly Chairmanship to sign the minutes of the General Assembly The Company’s shareholders attending the General Assembly shall vote to authorize the General Assembly Chairmanship to keep the minutes of the General Assembly and to sign them. 3. Reading and discussion of the annual report prepared by the Board of Directors of the Company (the “Board of Directors”) for the financial year 2024 and reading of the independent auditor’s report, as stipulated in the Regulation In accordance with the provisions of the TCC, the Company’s shareholders may obtain the Company’s Annual Activity Report (D-Market Elektronik Hizmetler ve Ticaret A.Ş. 2024 Annual Report) prepared by the Board of Directors, from the Company’s headquarters, free of charge or download from the Company’s investor relationship website, (accessible form the link: https://investors.hepsiburada.com) at least 15 days before the General Assembly. Additionally, the Company’s shareholders may obtain a copy of the independent auditors’ report prepared by PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi (“PwC”) from the Company’s headquarters free of charge or from https://investors.hepsiburada.com website at least 15 days before the General Assembly. There are no issues to be voted on.

2 4. Reading, discussion, and approval of the financial statements for the financial year 2024 accounting period, as specified in the Regulation According to the Company’s Articles of Association, the Company’s accounting period starts on the first day of January and ends on the last day of December. Within this framework, the financial statements of the Company for the period between January 1, 2024 and December 31, 2024 shall be read and submitted for the approval of the Company’s shareholders attending the General Assembly. The Company’s shareholders may obtain these documents from the Company’s headquarters or from https://investors.hepsiburada.com website at least 15 days before the General Assembly. 5. Release of the members of the Board of Directors from all of their respective business, transactions and activities, if any, for the financial year 2024, as specified in the Regulation As per the provisions of the TCC and the Regulation, release of the members of the Board of Directors from liability for their business, transactions and activities in connection with their service on the Board of Directors for the 2024 financial year shall be submitted for the approval of the Company’s shareholders attending the General Assembly. 6. Decision on the Company’s profit for the 2024 accounting period, the use of the profit, the proportions of the profit and earnings shares to be distributed, if any, as specified in the Regulation In view of there not having been any distributable profit for the period according to the financial statements of the Company prepared in accordance with the TCC as of December 31, 2024, the Board of Directors proposes to the Company’s shareholders attending the General Assembly to approve its determination not to distribute any dividend. 7. Decision on the salary, honorarium, bonus, and premium to be paid to the members of the Board of Directors in their capacity as such and, as applicable, in their capacity as members of committees of the Board of Directors for the year 2025 under Article 394 of the TCC and the Regulation The Board of Directors proposes that the Company’s shareholders attending the General Assembly approve the following salary, honorarium, bonus, and premium for the year 2025, (same as the previous financial year), to be paid to the independent members of the Board of Directors due to their membership of the Board of Directors and committees, until such time in future that the general assembly of shareholders may decide otherwise: 100,000 USD annual gross payment to independent board members 20,000 USD annual gross payment to independent chairpersons of the committees 10,000 USD annual gross payment to the other independent members of the committees Remuneration for the Board of Directors chairperson and Board of Directors members due to their membership of the Board of Directors and committees* will be decided in line with Article 394 of the TCC and the Company’s Articles of Association. * Committees: Audit Committee, Corporate Governance Committee and Early Detection of Risk Committee.

3 8. Appointment of the independent auditor for the 2025 accounting period, as specified in the Regulation The Company’s shareholders attending the General Assembly shall vote on the appointment of DRT Yeminli Mali Müşavirlik ve Bağımsız Denetim (“Deloitte”) as auditor of the fiscal year 2025 accounts, as per the proposal of the Board of Directors and Audit Committee. 9. Authorization of the members of the Board of Directors for the commercial activities and transactions referred to in Articles 395 and 396 of the TCC Article 395 of the TCC titled “Prohibition of Carrying Out Transactions with the Company, Borrowing Money from the Company” states that members of the board of directors of a company may not carry out any transactions with the company on their own behalf or on behalf of others without obtaining authorisation from the general assembly of shareholders of such company. It further stipulates that members of the board of directors who are not shareholders of the company and relatives of the members of the board of directors who are not shareholders of the company as listed in Article 393 may not borrow cash from the company and that the company cannot provide sureties, guarantees and collaterals in favour of these persons, cannot assume responsibility on their behalf, and cannot take over their debts. In accordance with Article 396 of the TCC entitled “Prohibition on Competing”, which states empowerment of members of the board of directors, in connection with carrying out an activity which is a commercial transaction falling under the scope of the company’s business either on their own or on a third party's account as well as becoming a partner with unlimited liability at a company that is engaged in the same type of commercial transactions, is required and, board members may engage in transactions described in Article 396 only with the approval of the majority of the company’s shareholders attending the general assembly. In line with these provisions, such authorizations for the members of the Board of Directors for 2025 shall be submitted to the consent of the Company’s shareholders attending the General Assembly. 10. Approval of the Board of Directors' resolution no. 2025/16 dated 30/04/2025 regarding inflation accounting procedures in accordance with the Tax Procedure Law no. 213 and the TCC The Board of Directors of the Company decided in accordance with the TCC, repeating Article 298/A-5 of the Tax Procedural Law on inflation accounting and corporate tax law principle stating that “inflation differences regarding share capital items can be set-off from the previous year losses arising from the inflation adjustment or added into share capital by corporate tax payers and such actions are not deemed as dividend distribution”; to set-off the inflation difference calculation regarding share issuance (emission) premium of our Company in the amount of Turkish Lira 13,653,260,371.33 calculated as of 31 December 2023, from the previous years’ losses in the amount of Turkish Lira 11,329,047,394.15 arising from the inflation adjustment in 2023. 11. Determination of the upper limit for the aid and donations to be made until the next ordinary General Assembly of the Company as 2 per thousands of the total net assets of the Company and approval of the authorization of the Board of Directors within this context

4 The upper limit of 0.2 per cent of the total net assets of the Company for the aid and donations to be made by the company in 2025 (which is the same as the previous year), until such time the general assembly of shareholders may decide otherwise, shall be submitted to the approval of the Company’s shareholders attending the General Assembly. 12. Closing of the meeting There are no issues to be voted on under Item 3 and 12 of the General Assembly Agenda.